

CANTOR Fitzgerald
WEALTH PARTNERS

STATEMENT OF FINANCIAL CONDITION

CFWP Securities, LLC
December 31, 2019
With Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-69415

Information Required of Brokers and Dealers Pursuant to Section 17 of the

Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/19_____ AND ENDING _____12/31/19_____
　　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

CFWP Securities, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
　　　　　　　　　　　　　　(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Paulson　　　　　　　　　　　　　　　　　　　　212-294-7922
　　　　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
　　　　　　　　　(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02).

AFFIRMATION

I, Kenneth Paulson, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to CFWP Securities, LLC (the "Company"), as of December 31, 2019, is true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kenneth Paulson
Chief Financial Officer

Notary Public

CHANTAL M BARRALIS
Notary Public, State of New York
Registration #01BA6364242
Qualified In New York County
Commission Expires Sept. 11, 2021

This report ** contains (check all applicable boxes):

- ☑ Facing Page.
- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ Statement of Financial Condition.
- ☐ Statement of Operations.
- ☐ Statement of Cash Flows.
- ☐ Statement of Changes in Member's Equity.
- ☐ Statement of Changes in Subordinated Borrowings.
- ☑ Notes to Statement of financial condition.
- ☐ Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
- ☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



Ernst & Young LLP   Tel: +1 212 773 3000
5 Times square   Fax: +1 212 773 6350
New York, NY 10036-6530   ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of CFWP Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CFWP Securities, LLC (the "Company") as of December 31, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2014.

February 28, 2020

<p style="text-align:center">CFWP Securities, LLC</p>

<p style="text-align:center">Statement of Financial Condition</p>

<p style="text-align:center">December 31, 2019</p>

<p style="text-align:center">(In Thousands)</p>

Assets

Cash and cash equivalents	$	18
Prepaids		7
Total assets	$	25

Liabilities and Member's Equity

Commitments and contingencies (Note 3)

Member's equity	$	25
Total liabilities and member's equity	$	25

<p style="text-align:center">See notes to statement of financial condition</p>

CFWP Securities, LLC

Notes to Statement of Financial Condition

December 31, 2019

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business

CFWP Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company is a limited liability company and was organized in the State of Delaware. The Company is 100% owned by Cantor Fitzgerald Wealth Partners Holdings, LLC, a limited liability company which is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("Cantor"). The Company has been inactive since December 31, 2017 and has not participated in any securities transactions.

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition, to be cash equivalents.

Income Taxes

Income taxes are accounted for under Accounting Standard Codification ("ASC") Topic 740, *Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable

1. General and Summary of Significant Accounting Policies *(continued)*

income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. ASC Topic 740, *Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

New Accounting Pronouncements

In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The ASU is part of the FASB's simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740, *Income Taxes* related to the approach for intraperiod tax allocation if applicable, the methodology for calculating income taxes in an interim period, the allocation of consolidated income tax expense to separate statement of financial condition of entities not subject to tax and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard will become effective for the Company beginning January 1, 2021 and, with certain exceptions, will be applied prospectively. Early adoption is permitted. Management is currently evaluating the impact of the new guidance on the Company's statement of financial condition

2. Income Taxes

The Company has been inactive since December 31, 2017. As of December 31, 2019, the Company did not have any deferred tax assets before valuation allowance. The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that there are no material tax liabilities as of December 31, 2019.

2. Income Taxes *(continued)*

The Company has been included in Cantor's U.S. federal, state and local income tax returns. The Company is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2016 in all jurisdictions.

3. Commitments and Contingencies

Legal Matters

In the ordinary course of business, various legal actions are brought and may be pending against the Company. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2019, no such claims or actions have been brought against the Company and therefore no reserves were recorded.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

4. Related Party Transactions

Cantor provides the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocations for utilization of legal, audit, and regulatory services.

During 2019, $5 due to Cantor was settled by a deemed contribution to the Company through Cantor's ownership interest in the members.

5. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital ("Rule 15c3-1"). The Company has elected to compute its net capital using the basic method which requires that minimum net capital, be the greater of $5 or 6 2/3% of aggregate indebtedness. As of December 31, 2019, the Company had net capital of $18, which was $13 in excess of required net capital.

6. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition were issued. There have been no additional material subsequent events that would require recognition in this statement of financial condition or disclosure in the notes to the statement of financial condition.